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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25

                        Commission File Number 001-12910

                          NOTIFICATION OF LATE FILING

            (Check One):  [ ] Form 10-K [ ] Form 20-F [x] Form 11-K
                  [ ] Form 10-Q and Form10-QSB [ ] Form N-SAR

                  For Period Ended: December 31, 2000
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For Transition Period Ended:  ____________


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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________

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                         Part I--Registrant Information

Full Name of Registrant:  Storage USA, Inc. Profit Sharing and 401K Plan

Former Name if Applicable:______________________________________________

Address of Principal Executive Office (Street and Number): 175 Toyota Plaza, Suite 700

City, State and Zip Code:  Memphis, Tennessee  38103

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                        Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion there of will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                              Part III--Narrative

State below in reasonable detail the reasons why Form 11-K could not be filed within the prescribed period.

   Registrant, Plan Administrator and the Registrant's auditors, Arthur Andersen LLP ("AA"), require additional time to analyze information in order for AA to prepare their audit report. Registrant expects AA to be able to analyze such data and prepare its audit report by July 16, 2001.



                           Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification.

  Christopher P. Marr                    (901)                     252-2030
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       (Name)                         (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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The registrant, Storage USA, Inc. Profit Sharing and 401K Plan, has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 20, 2001    By: /s/ Christopher P. Marr
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                       Name: Christopher P. Marr
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                       Title: Chief Financial Officer
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